EXHIBIT 99.1

HEXO launches cannabis value brand, Original Stash, with 1 oz product at $4.49 a gram including taxes

Legal cannabis at black market pricing poised to help drive sales and awareness for regulated product

GATINEAU, Quebec, Oct. 16, 2019 (GLOBE NEWSWIRE) -- According to Statistics Canada’s latest National Cannabis Survey (published on August 15, 2019), almost half—over 40%—of Canadians continue to purchase cannabis from illegal sources, with price being one of the major factors that drive them to the black market. But do they realize that the cannabis they are purchasing is illegal, unregulated, and not tested? That’s what HEXO Corp (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) set out to quantify.

“It is becoming increasingly difficult for the average consumer to distinguish products that are legal, versus those that are not. Illicit cannabis distributors have gone as far as include the mandated Health Canada warnings and THC disclaimers,” said Sebastien St-Louis, HEXO Corp’s CEO and co-founder. “Illegal cannabis websites are well built, allow consumers to purchase online, and products are delivered to their doors. But we know that illegal cannabis products can—and often—contain heavy metals, pesticides, and other contaminants, and that concerns me deeply.”

HEXO is committed to playing an important role in eliminating the black market and in protecting public health and safety, and to this end is pleased to announce the launch of Original Stash, its new value brand. Adult-use consumers will now be able to purchase 28 grams (1 oz) at black market prices, at a retail price in Quebec of $125.70 including sales taxes, equivalent to $4.49 a gram all in.

Original Stash’s first product, OS.210, is offered as a hybrid sativa dried flower blend at 12%-18% THC. Original Stash comes in odour-proof and resealable packaging and will be available in SQDC retail stores on October 17, 2019. The product will roll out in the rest of Canada soon after.

“Our aim with Original Stash is to disrupt the illicit market, educate consumers about the value of a regulated and tested product, and drive them to purchase their cannabis legally,” added St-Louis. “We’re now competing directly with the illicit market and providing consumers with an affordable, controlled, quality product. Moreover, we are giving consumers the option of less packaging in a 1 oz format, which we know is a priority for so many.”

A national survey conducted by Abacus Data found that one third of Canadians who purchase cannabis edibles and topicals are not aware that the products they are purchasing are distributed unlawfully. A follow-up survey conducted by Abacus Data found that one in five Canadians who purchased dried flower or capsules from an illegal online retailer was not aware that it was illegal for them to do so.

Moreover, the initial survey found that:

  15% of Canadians say they have purchased dried flower since legalization and 4% purchased capsules.
  55% purchased in a physical retail store, 28% in a legal online store.
  But 1 in 5 say they purchased on "another online store or website" and 31% purchased from "another source" - i.e. a black market source

About the Surveys

The survey, Awareness of the Law Related to Purchasing Cannabis, was conducted online with 2,347 Canadian adults, from Oct 8th to 10th, 2019. A random sample of panelists were invited to complete the survey from a set of partner panels based on the Lucid exchange platform. These partners are typically double opt-in survey panels, blended to manage out potential skews in the data from a single source. The margin of error for a comparable probability-based random sample of the same size is +/- 2.02%, 19 times out of 20. The data were weighted according to census data to ensure that the sample matched Canada’s population according to age, gender, educational attainment, and region. Totals may not add up to 100 due to rounding.

The survey, Use of Edibles and Topicals and Awareness of the Law Related to Them, was conducted online with 3,049 Canadian adults, from Aug 23rd to 28th, 2019. A random sample of panelists were invited to complete the survey from a set of partner panels based on the Lucid exchange platform. These partners are typically double opt-in survey panels, blended to manage out potential skews in the data from a single source. The margin of error for a comparable probability-based random sample of the same size is +/- 1.8%, 19 times out of 20. The data were weighted according to census data to ensure that the sample matched Canada’s population according to age, gender, educational attainment, and region. Totals may not add up to 100 due to rounding.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Two photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/19400150-45a1-4ef0-b456-3a1ae144e562

https://www.globenewswire.com/NewsRoom/AttachmentNg/d14c5025-3f54-481b-9a0d-3aac10176780